April 29, 2008	Karen A. Dempsey karen.dempsey@hellerehrman.com Direct +1.415.772.6540 Main +1.415.772.6000 Fax +1.415.772.6268

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Kristina Aberg

Re:	Thornburg Mortgage, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 18, 2008
File No. 001-11914

Ladies and Gentlemen:

We are submitting this letter on behalf of Thornburg Mortgage, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 25, 2008 (the “Staff Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (file No. 001-11914) (the “Proxy Statement”). The Company has concurrently filed a Definitive Proxy Statement (the “Definitive Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Definitive Proxy.

Also enclosed, for the convenience of the Staff, are two copies of the Definitive Proxy marked to show changes from the initial filing of the Proxy Statement.

Proposal No. 2, page 13

1.	We refer to the paragraph on page 14 beginning with “Except as otherwise described below...” Please add a brief statement to more directly explain why an increase to your authorized shares is necessary.

We have added additional disclosure on page 16 to clarify that of the 3.5 billion additional shares of capital stock being requested for approval, approximately 2.7 billion of those shares will be immediately reserved for issuance upon exercise of warrants the Company has agreed to issue in connection with the financing transaction described in Proposal 2 and for use in the Tender Offer.

2.	We note that with the increase in your authorized shares you intend to issue warrants to purchase a significant majority of your newly authorized shares to investors in your recent financing transaction. Please provide additional disclosure in the “Proposal No. 2” section as to the material terms of these warrants, the proceeds you expect to receive upon exercise of these warrants, and your intended use of these proceeds. We refer you to Item 11(c) of Schedule 14A.

Heller Ehrman LLP 333 Bush Street San Francisco, CA 94104-2878 www.hellerehrman.com

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April 29, 2008 Page 2

We have added additional disclosure on page 19 describing the material terms of the warrants. We have also added a summary of the proceeds received upon exercise of the warrants initially issued to investors in the financing transaction and to the counterparties to the Override Agreement, as well as expected proceeds to be received upon exercise of additional warrants expected to be issued in connection with the financing transaction.

Effect of the Proposal, page 16

3.	Please quantify, if known, the payments owed to the investors under the Principal Participation Agreement to be made on March 19, 2009 through March 31, 2015.

We have added additional disclosure on page 20 regarding payments that may be owed to investors under the Principal Participation Agreement starting in March 2009 should such agreement not be terminated. The disclosure notes that it is very difficult at this point in time to quantify these payments. The additional disclosure regarding the potential impact of not being able to benefit from these payments on the future earnings and profitability of the Company and the Company’s ability to repay the outstanding Notes upon maturity in 2015 supplements the existing disclosure that the Company’s shareholders would not be able to benefit from the future appreciation in the fair market value of the assets subject to the Company’s reverse repurchase agreements and the Override Agreement.

Proposal No. 3, page 17

4.	Please provide the information required by Item 12(d) of Schedule 14A.

We added additional disclosure on page 22 to include a description of the dividend payments currently in arrears on each of the Company’s outstanding series of preferred stock.

Other Matters

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we previously indicated, the Company plans to file a definitive proxy statement for its annual meeting no later than April 29, 2008 as such is the deadline (120 days after their fiscal year end) in order for the Company to incorporate such information into it Form 10-K previously filed. We would therefore appreciate your expedited review of this response.

April 29, 2008 Page 3

Please direct your questions or comments to me via facsimile at (415) 772-6268, or by phone to (415) 772-6540. Thank you for your assistance.

Very truly yours,

/s/ Karen A. Dempsey

Karen A. Dempsey, Heller Ehrman LLP

Enclosure

cc:	Larry A. Goldstone